

Stop 7010

June 2, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

> **Re: Juniper Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 19, 2006**
> **File No. 000-19170**

Dear Mr. Hreljanovic:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements</u>

1.   We note your response to comment one of our letter dated May 1, 2006. You are not permitted to incorporate the materials referenced in this section unless you deliver the incorporated material with your information statement, as you are not Form S-3 eligible. Please revise accordingly. Please see Item 13(b)(2) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Hank Gracin
        Lehman & Eilen LLP
        20283 State Road 7, Suite 300
        Boca Raton, FL 33498